UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company (Issuer))

HBP MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

WOODGRAIN INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Kelly Dame

Woodgrain Inc.

300 NW 16th St

Fruitland, ID 83619

Phone:(208) 452-3801

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James M. Kearney

Kris J. Ormseth

Stoel Rives LLP

760 SW 9th Avenue, Suite 3000

Portland, OR 97205

(503) 224-3380

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Final Amendment Announcing Results of Tender Offer

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 28, 2022 (the “Schedule TO”) by (i) Woodgrain Inc., an Oregon corporation (“Parent”) and (ii) HBP Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.01 per share, (the “Shares”) of Huttig Building Products, Inc., a Delaware corporation (“Huttig”), at a price of $10.70 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated March 28, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented to add the following:

Closing of the Merger

The Offer expired at 11:59 PM, New York City time, on May 2, 2022. The Depositary and Paying Agent has advised Parent and Purchaser that as of the expiration of the Offer, a total of 19,250,622 Shares were validly tendered into and not validly withdrawn from the Offer, representing approximately 70.4% of Huttig’s outstanding Shares. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment, and will promptly pay for, all Huttig Shares validly tendered and not validly withdrawn in the Offer.

Following the consummation of the Offer, on May 3, 2022, Parent and Purchaser completed the acquisition of Huttig pursuant to the terms of the Merger Agreement, through the merger of Purchaser with and into Huttig in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Huttig continuing as the surviving corporation. At the Effective Time, each issued and outstanding Share not tendered into the Offer, other than Shares held by stockholders who have validly perfected their appraisal rights under Delaware law, Shares held in the treasury of Huttig or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time, was automatically cancelled and converted into the right to receive, upon surrender, $10.70 in cash (without interest and subject to deduction for any applicable withholding tax), which is the same price that was paid in the Offer.

The Shares ceased to trade on Nasdaq as of the close of business on May 2, 2022, and Huttig has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 on Form 25 to delist and deregister the Shares. Parent and Huttig intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Huttig’s reporting obligations under the Exchange Act as promptly as practicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2022

HBP MERGER SUB, INC.

By:	/s/ Kelly Dame
Name:	Kelly Dame
Title:	Chief Executive Officer

WOODGRAIN INC.

By:	/s/ Kelly Dame
Name:	Kelly Dame
Title:	Chief Executive Officer